Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following lists the subsidiaries of Cortland Bancorp and the state of incorporation of each:

NAME	INCORPORATED
1) The Cortland Savings and Banking Company	Ohio

2) New Resources Leasing Co.	Ohio

3) Cortland Statutory Trust 1	Ohio

The following is a subsidiary of The Cortland Savings and Banking Company:

NAME	INCORPORATED
1) CSB Mortgage Company, Inc.	Ohio